NEWS
Global News, The American Road, P.O. Box 1899, Dearborn, MI  48121-1899
Telephone: 313-322-9600; Fax:  313-845-0570
E-Mail: jcain1@ford.com; Internet: http://media.ford.com

Contact:         Jim Cain
                 313-322-3428

FORD PROVIDES DETAILS ON FOURTH QUARTER CHARGES

DEARBORN, January 14, 1998 -- Ford Motor Company [NYSE: F] today disclosed additional detail on the one-time charges it expects to take in the fourth quarter of 1998. Directional estimates of two of the charges were outlined in Ford's third quarter 10-Q report filed with the U.S. Securities and Exchange Commission on Oct. 19, 1998.

Employee Separation Programs: Ford expects to record a pre-tax charge of about $730 million for retirement and separation programs. These special programs, which were previously announced, reduced the workforce by about 2,200 persons in North America (all salaried), 2,000 in Europe (1,300 hourly and 700 salaried) and 4,600 in South America (4,400 hourly and 200 salaried).

Kia Motors Co.: Ford expects to record a pre-tax charge of about $110 million to write-off its net exposure to Kia, including Ford's share of Mazda Motor Company's exposure to Kia. Ford sold its shares in Kia in a private transaction that closed in the fourth quarter of 1998.

Batavia Joint Venture: Ford expects to record a pre-tax charge of about $110 million related to the transfer of Ford's Batavia, Ohio transmission plant to a new joint venture company formed by Ford and ZF Friedrichshafen AG of Germany. The joint venture company will manufacture continuously variable transmissions. The transaction is expected to be completed in the first quarter of 1999.

The aggregate pre-tax amount of the charges is expected to be about $950 million (about $630 million after-tax or $0.51 per diluted common and Class B share).

The impact of these charges will be reflected in Ford's fourth quarter and full-year 1998 results, which will be released on Jan. 21, 1999.

                                 # # #